UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 3)(1)

PROLINK HOLDINGS CORP.
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(Name of Issuer)

COMMON STOCK
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(Title of Class of Securities)

022780 10 0
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(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [__]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,867,221
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,867,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,867,221 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.73%
14	TYPE OF REPORTING PERSON CO

(1) Includes 243,216 shares of common stock underlying currently exercisable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,867,221
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,867,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,867,221 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.73%
14	TYPE OF REPORTING PERSON IA

(1) Includes 243,216 shares of common stock underlying currently exerciseable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,451,121
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,451,121
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,121 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.71%
14	TYPE OF REPORTING PERSON PN

(1) Includes 243,216 shares of common stock underlying currently exercisable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,451,121
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,451,121
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,121 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.71%
14	TYPE OF REPORTING PERSON OO

(1) Includes 243,216 shares of common stock underlying currently exercisable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,867,221
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,867,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,867,221 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.73%
14	TYPE OF REPORTING PERSON IN

(1) Includes 243,216 shares of common stock underlying currently exercisable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,867,221
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,867,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,867,221 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.73%
14	TYPE OF REPORTING PERSON IN

(1) Includes 243,216 shares of common stock underlying currently exercisable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

This Amendment No. 3 to Schedule 13D (this "Amendment"), is being filed to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 5, 2004 and January 17, 2006, as amended by Amendment No. 1 filed on May 10, 2007 and Amendment No. 2 filed on August 27, 2007 by Trinad Capital Master Fund, Ltd., Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert Ellin, and Jay Wolf (collectively, the "Schedule 13D").

Item 3 is hereby supplemented with the following:

Item 3. Source and Amount of Funds or Other Consideration:

Since the date of the most recent Schedule 13D filing, Trinad Capital Master Fund, Ltd. used $404,197.50 its working capital to purchase 675,000 shares of Common Stock on the open market.

Item 5(a) is hereby amended in its entirety to read as follows:

Item 5. Interest in Securities of the Issuer:

(a) As of the date hereof:

Trinad Capital Master Fund, Ltd. is the beneficial owner of 7,867,221 shares of the Common Stock, (which amount includes 243,216 shares of common stock underlying currently exerciseable outstanding warrants held by Trinad Capital Master Fund, Ltd.) representing approximately 16.73% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II, LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC are deemed the beneficial owner of 7,867,221 shares of the Common Stock (which amount includes 243,216 shares of common stock underlying currently exercisable outstanding warrants held by Trinad Capital Master Fund, Ltd.) held by Trinad Capital Master Fund, Ltd. representing approximately 16.73% of the Common Stock of the Issuer.

Trinad Capital LP (the owner of 82% of the shares of Trinad Capital Master Fund, Ltd. as of December 31, 2007) and Trinad Advisors II, LLC (the general partner of Trinad Capital LP), are each deemed the beneficial owner of 82% of the shares of the 7,867,221 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 13.71% of the Common Stock of the Issuer.

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

CUSIP No. 022780 10 0

Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf share the power to direct the vote and share the power to direct the disposition of the Common Stock owned by Trinad Capital Master Fund, Ltd.

The percentages used herein and are calculated based 47,038,107 shares of Common Stock reported by the Issuer to be issued and outstanding as of September 30, 2007, in the Issuer's quarterly report on Form 10-QSB, as filed with the Securities and Exchange Commission on November 14, 2007.

(b)

Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own.

(c) Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days.

Date	Shares Acquired	Cost Per Share (including commissions and costs)

11/16/07	150,000	$0.6568
11/16/07	150,000	$0.6792
11/19/07	50,000	$0.6603
11/26/07	25,000	$0.6081
11/27/07	25,000	$0.6300
11/27/07	25,000	$0.6406
11/29/07	25,000	$0.5856
11/30/07	25,000	$0.5766
11/30/07	50,000	$0.5846
12/11/07	100,000	$0.4551
12/13/07	50,000	$0.4003

(d)

Not applicable.

(e)

Not applicable.

Item 7. Material to be Filed as Exhibits:

The following exhibit is filed as part of this 13D:

Exhibit A Joint Filing Agreement, dated as of February 5, 2008.

CUSIP No. 022780 10 0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member
	Date: February 5, 2008		Date: February 5, 2008

TRINAD CAPITAL LP a Delaware limited partnership By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member
	Date: February 5, 2008		Date: February 5, 2008

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual
	Date: February 5, 2008		Date: February 5, 2008

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 022780 10 0

EXHIBIT I
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member
	Date: February 5, 2008		Date: February 5, 2008

TRINAD CAPITAL LP a Delaware limited partnership By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member
	Date: February 5, 2008		Date: February 5, 2008

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual
	Date: February 5, 2008		Date: February 5, 2008